

February 9, 2011

Philip Forte
Chief Financial Officer
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, New Jersey 08310

> **Re:** **IGI Laboratories, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 28, 2010**
> **File No. 333-171446**

Dear Mr. Forte:

We have reviewed your response dated January 28, 2011 to our comment letter dated January 19, 2011 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. Please provide the disclosure requested in comments 4-14 from our letter dated January 19, 2011. We believe that information is material and needs to be included in the registration statement even if the transaction is a secondary offering.

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Please contact Johnny Gharib at (202) 551-3170, Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brian Katz, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2779